Filed Pursuant to Rule 424(b)(3)

PROSPECTUS SUPPLEMENT No. 4	Registration No. 333-277045
(to prospectus dated February 10, 2025)
PROSPECTUS SUPPLEMENT No. 4	Registration No. 333-279803
(to prospectus dated February 10, 2025)

Primary Offering of

10,833,333 Common Shares

Secondary Offering of

40,582,699 Common Shares

SECONDARY OFFERING OF

20,000,000 COMMON SHARES

OF

LEDDARTECH HOLDINGS INC.

This prospectus supplement updates, amends and supplements the prospectus contained in the Registration Statement on Form F-1 of LeddarTech Holdings Inc. (Registration Statement No. 333-277045), as amended most recently by the post-effective amendment thereto effective as of February 10, 2025 (as updated, supplemented or amended from time to time, the “F-1 Prospectus”) and the prospectus contained in the Registration Statement on Form F-1 of LeddarTech Holdings Inc. (Registration Statement No. 333-279803), as amended most recently by the post-effective amendment thereto effective as of February 10, 2025 (as updated, supplemented or amended from time to time, the “SEPA Shelf Prospectus” and, together with the F-1 Prospectus, the “Prospectuses” and each a “Prospectus”). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectuses.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectuses with the information contained in our Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on April 1, 2025, which is attached hereto.

This prospectus supplement is not complete without, and may not be delivered or utilized except in combination with each Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the respective Prospectuses, including any amendments or supplements thereto, and if there is any inconsistency between the information in such Prospectus or any prior amendment or supplement thereto and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “LDTC.” On March 31, 2025, the last reported sale price of our common shares as reported on Nasdaq was $0.46 per share. Our warrants are listed on Nasdaq under the symbol “LDTCW.” On March 31, 2025, the last reported sale price of our warrants as reported on Nasdaq was $0.06 per warrant.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” in each Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectuses or this prospectus supplement are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 1, 2025.

Attachments

1.	LeddarTech Holdings Inc. Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on April 1, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025.

Commission File Number: 001-41893

LEDDARTECH HOLDINGS INC.

4535, boulevard Wilfrid-Hamel, Suite 240

Quebec G1P 2J7, Canada

(418) 653-9000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Amendments to Credit Facilities

On April 1, 2025, LeddarTech Holdings Inc. (the “Company”) announced that it had entered into (i) a Fifth Amending Agreement (the “Fifth Amendment”) amending the financing offer letter dated August 19, 2024, among the Company, VayaVision Sensing Ltd. and the bridge lenders party thereto (as amended prior to April 1, 2025 and as so amended, the “Bridge Facility”), and (ii) a Seventeenth Amending Agreement (the “Seventeenth Amendment”) with Fédération des Caisses Desjardins du Québec (“Desjardins”) with respect to the Amended and Restated Financing Offer dated April 5, 2023 (as amended prior to April 1, 2025 and as so amended, the “Desjardins Credit Facility”).

The Fifth Amendment provides for, among other things, the extension of the maturity date of the bridge loans to the earlier of (x) the business day following the completion of financing transactions aggregating US$35.0 million in gross proceeds comprised of certain prepaid royalty fees, the conversion of approximately US$6.0 million of bridge loans under the Bridge Facility and other equity issuances (such financing transactions, the “Equity Financing”) (such business day, the “Short-Term Outside Date”), and (y) May 23, 2025.

The Seventeenth Amendment provides for, among other things, (i) the payment of certain deferred interest, repayment of Desjardins’ bridge loans and other payments under the Bridge Facility and the Desjardins Credit Facility upon the earlier of (x) the Short-Term Outside Date and (y) May 23, 2025, (ii) the decrease of the minimum cash covenant under the Desjardins Credit Facility to C$1,800,000, and (iii) extending the date by which failure to complete the Equity Financing would constitute a liquidity event to May 23, 2025. The Seventeenth Amendment also provides for a monthly payment by the Company to Desjardins of C$125,000, which monthly fee is earned and payable on the first day of each month, until the Short-Term Outside Date, which must occur on or prior to May 23, 2025. The payment of the monthly fees applicable for the month of August 2024 and for the months up until (and including) January 2025 is postponed pursuant to the Seventeenth Amendment to the earlier of (x) the Short-Term Outside Date and (y) May 23, 2025.

Each of the Fifth Amendment and the Seventeenth Amendment require that the Company must initiate and produce a plan at the satisfaction of Desjardins and the other initial bridge lenders regarding a refinancing, recapitalization or any suitable transaction (the “Plan”) no later than May 16, 2025. Each of the Fifth Amendment and the Seventeenth Amendment also provide that the failure to produce the plan by May 16, 2025 will constitute a liquidity event under the respective amendment.The Company continues to fully consider all potential sources of financing and/or other alternatives. There is no certainty that the Company will be able to raise additional funds and there can be no assurance that the Company will be successful in pursuing and implementing any such alternatives (including the Plan), nor any assurance as to the outcome or timing of any such alternatives

The foregoing summary of the Fifth Amendment and the Seventeenth Amendment does not purport to be complete and is qualified in its entirety by reference to the Fifth Amendment and the Seventeenth Amendment, copies of which are attached as Exhibits 10.1 and 10.2, respectively, hereto and are incorporated by reference herein.

Notice of Failure to Satisfy a Continued Listing Rule or Standard

Minimum Market Value of Listed Securities

On March 31, 2025, the Company received a letter from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) indicating that, based upon the Company’s market value of listed securities (“MVLS”) for the 30 consecutive business day period from February 14, 2025 through March 28, 2025, the Company did not maintain the minimum MVLS of US$35,000,000 required for continued listing on the Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(b)(2). The Company will be afforded a period of 180 calendar days, or until September 29, 2025 (the “MVLS Compliance Period”), in which to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(C).

In order to regain compliance with Nasdaq’s minimum MVLS requirement, the minimum MVLS of the Company’s common shares must meet or exceed US$35,000,000 for a minimum of ten consecutive business days during the MVLS Compliance Period. In the event the Company does not regain compliance by the end of the MVLS Compliance Period, the Company will receive written notification that its securities are subject to delisting, which the Company may appeal to a hearings panel . The Company intends to continue to monitor the MVLS of its common shares between now and September 29, 2025, and will consider the various options available to the Company if its common shares do not trade at a level that is likely to regain compliance. There can be no assurance that the Company will be able to regain compliance with the MVLS requirement or maintain compliance with any of the other Nasdaq Capital Market continued listing requirements.

The foregoing letter has no immediate effect on the listing of the Company’s common shares, which will continue to be listed and traded on the Nasdaq Capital Market under the symbol “LDTC”, subject to the Company’s compliance with the other continued listing requirements of the Nasdaq Capital Market.

*    *    *    *

The foregoing disclosures should be read in conjunction with the disclosures set forth in the Company’s Annual Report on Form 20-F for the year ended September 30, 2024 as filed with the Securities and Exchange Commission on December 26, 2024, including the disclosures set forth under “Item 3.D – Key Information – Risk Factors” contained therein.

Exhibit Number	Exhibit Description
10.1	Fifth Amending Agreement to Bridge Financing Offer Letter dated March 31, 2025 among LeddarTech Holdings Inc., VayaVision Sensing Ltd., Fédération des Caisses Desjardins du Québec, FS LT Holdings II LP and Investissement Quebec.
10.2	Seventeenth Amending Agreement to Desjardins Financing Offer dated March 31, 2025 among LeddarTech Holdings Inc. and Fédération des Caisses Desjardins du Québec.
99.1	Press release of LeddarTech Holdings Inc. dated April 1, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEDDARTECH HOLDINGS INC.

By:	/s/ David Torralbo
Name:	David Torralbo,
Title:	Chief Legal Officer

Date: April 1, 2025

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